

May 2, 2011

<u>Via E-Mail</u>
Thomas J. Falk, Chief Executive Officer
Kimberly-Clark Corporation
P. O. Box 619100
Dallas, TX 75261-9100

      Re: Kimberly-Clark Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 23, 2011
              File No. 001-00225

Dear Mr. Falk:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K filed February 23, 2011</u>

<u>Item 11, Executive Compensation, incorporated by reference from Definitive Proxy Statement Filed March 11, 2011</u>

<u>Executive Compensation, page 41</u>

1.   We note the statement on page 49 that the compensation committee determined to exercise its discretion to adjust the EPS performance measure from an actual of $4.45 to the as-adjusted $4.68 to take into account a "[o]ne-time charge related to adoption of highly inflationary accounting in Venezuela." You also state that the OPROS performance measure was "adjusted for the same item described above in determining adjusted EPS." Please advise us in quantified terms how the OPROS measure was

adjusted and how these combined adjustments resulted in compensation set at "53 percent of target," as disclosed on page 51. Also, please revise future filings to provide further disclosure of your policies and decisions regarding the adjustment of performance measures, clarify the extent to which the exercise of such discretion applies to all or only specified compensation subject to the relevant performance goals, and clarify the factors considered in decisions to increase or decrease compensation materially. See Item 402(b)(2)(vi), (viii) and (ix) of Regulation S-K. Please provide draft disclosure.

2. The last two paragraphs on page 55 identify three types of perquisites provided to your named executive officers. It is unclear why your summary compensation table does not quantify and describe each perquisite or other item pursuant to Instructions 3 and 4 of Item 402(c)(2)(9) of Regulation S-K. We note in this regard that the table reports all other compensation for Messrs. Falk and Abernathy in excess of $306 thousand and $430 thousand, respectively. Please provide draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin S. Kim at (202) 551-3297 or James Lopez, Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director